November 20, 2007

Sent Via Overnight Mail;

Also Submitted Electronically

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Linda Cvrkel, Branch Chief

Ms. Jean Yu

Re:	Mattel, Inc. (the “Company” or “Mattel”)

Form 10-K for the year ended December 31, 2006

Form 10-Q for the quarter ended September 30, 2007

Form 8-K dated October 15, 2007

File No. 001-05647

Dear Ms. Cvrkel and Ms. Yu:

We received and have carefully reviewed your letter of November 8, 2007, which furnished us with comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2006; Quarterly Report on Form 10-Q for the quarter ended September 30, 2007; and Current Report on Form 8-K furnished on October 15, 2007. The following are our responses to the comments in your letter of November 8, 2007. We have organized our responses so that they appear in the order and format that you used in your November 8 letter. For your convenience, we have included the text of your comments as well as the Company’s responses.

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Securities and Exchange Commission

November 20, 2007

Form 10-K for the year ended December 31, 2006

Note 4 – Employee Benefit Plans, page 73

Incentive Compensation Plans, page 79

1.	Comment: Reference is made to your Long-Term Incentive Plans (LTIP). We note that performance cycles for the January 1, 2003 – December 31, 2006 and January 1, 2005 – December 31, 2007 time periods were establish by the Board of Directors and Compensation Committee, respectively, and that $14.8 million was recognized charged to expense in fiscal 2006. Please tell us and revise your disclosure in future filings to discuss the reason why no amounts relating to the LTIP were charged to expense prior to fiscal 2006.

Response:

During 2005 and 2006, Mattel had two LTIP performance cycles in place: (i) the 2003 through 2006 performance cycle, and (ii) the 2005 through 2007 performance cycle. During 2004, only the 2003 through 2006 performance cycle was in place. Mattel previously used four-year LTIP performance cycles, with two overlapping cycles outstanding at any given time. Beginning with the 2005 through 2007 performance cycle, Mattel transitioned to using successive three-year cycles with no overlap, and the last four-year cycle was the 2003 through 2006 performance cycle. Under both LTIP cycles, cumulative financial performance is measured against annually escalating operating result targets using a net operating profit after taxes less capital charge calculation. Because the performance targets escalate each year, reaching the cumulative targets becomes increasingly difficult if the performance targets are not met in the earlier periods.

No amounts were charged to expense relating to the 2003 through 2006 LTIP performance cycle because Mattel determined that, based on its financial performance in the early periods of the cycle, the likelihood that payments would be made under this performance cycle did not meet the probable threshold for accrual under Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies. Ultimately, actual performance under this cycle through the end of 2006 did not meet the threshold level, and accordingly no payments were made.

During 2005, no amounts were charged to expense relating to the 2005 through 2007 performance cycle because Mattel determined that the likelihood that payments would be made under this performance cycle was not probable. The 2005 through 2007 cumulative target is based on the accumulation of annual operating results adjusted for taxes and a capital charge. Mattel’s 2005 actual operating results were significantly below the 2005 performance threshold at the minimum payment level. At the time Mattel filed its 2005 Form 10-K, information was not available and known to Mattel that would indicate that its 2006 and 2007 operating results would improve sufficiently to exceed the escalating targets in the remaining years. During

Securities and Exchange Commission

November 20, 2007

2006, however, Mattel’s financial results improved significantly. In preparing its 2006 Form 10-K, and considering Mattel’s actual cumulative performance during 2005 and 2006 and expectations for 2007, Mattel determined that the likelihood of payments being made for the 2005 through 2007 LTIP performance cycle was probable, and $14.8 million was charged to expense in 2006.

In future filings, Mattel’s disclosures will include a discussion of why no amounts relating to the LTIP were charged to expense in relevant periods prior to 2006.

Form 10-Q for the quarter ended September 30, 2007

Note 18. Product Recalls, page 12

2.

Comment: We note from the disclosure in Note 18 to your September 30, 2007 financial statements that the Company recognized a $28.8 million charge to earnings due to the reversal of sales of certain recalled products, the impairment of the related inventory and the accrual of other recall-related costs for certain products with high-powered magnets that may become dislodged an other products containing lead paint in excess of regulatory and Company standards. We also note from the disclosure in Note 18 that the Company recognized an additional charge of $40 million during the third quarter of 2007 to increase reserves for the second quarter product recalls, for subsequent product recalls and for recall related legal, advertising and administrative costs. We further note from the Company’s November 6, 2007 press release that certain Fisher-Price® toys were being recalled in the United States and Europe because certain parts pose a choking hazard.

Given the increasing number and materiality of the Company’s product recalls and related reserves, we believe it would provide useful information to investors and other users of the Company’s financial statements if the Company provided a roll-forward analysis of the activity in its recall reserves similar to that required for restructuring reserves by paragraph 20 of SFAS No. 146 and for warranty reserves by paragraph 14 of FIN No. 45. This analysis should be provided for each recall program and should separately disclose the type and amount of costs expected to be incurred in connection with the different recall programs, the actual costs incurred, any changes in reserves for recalls previously established and the remaining recall reserves at the end of the period. We believe this disclosure would provide enhanced information to investors as to the costs expected to be incurred in connection with your various recall programs and the status of the recall programs at the end of each period.

Securities and Exchange Commission

November 20, 2007

Response:

In future filings, Mattel will provide a roll-forward analysis of the activity in its recall reserves which separately discloses the type and amount of costs expected to be incurred, the actual costs incurred to date, any changes in reserves for recalls previously established, and the remaining recall reserves at the end of the period. However, Mattel is respectfully hopeful that a roll-forward analysis disclosure made on a consolidated basis, and not separated by recall program, will be sufficient. Mattel does not believe providing data beyond a consolidated roll-forward analysis enhances the information provided to investors based on (i) the relative financial insignificance of the individual recalls as compared to Mattel’s operating results, (ii) the fact that the major types of costs expected to be incurred for each of the individual recalls are similar, and (iii) the fact all of the recalls referenced above were announced during a relatively short (approximate three month) time frame. While Mattel believes that the disclosures in its third quarter of 2007 Form 10-Q are responsive to the information needs of investors, it will disclose the above-described consolidated roll-forward analysis in future filings until such time that the reserves and activity have diminished to a point that Mattel believes the disclosure no longer provides useful information.

Form 8-K Furnished October 15, 2007

3.	Comment: We note from your earnings release dated October 15, 2007 that during the third quarter of fiscal 2007 you recorded additional charges relating to incremental costs of your recalls totaling $40 million and of this amount, approximately $22.4 million were related to (1) an increase in reserves for recalls originally recorded in August 2007 and (2) additional reserves for subsequent product recalls. In this regard, please explain to us in detail the facts and circumstances surrounding each of the incremental reserves noted above and why such amounts were not included as part of the reserves recorded in the second quarter of fiscal 2007. Your response to us should describe the triggering events and timeline for which such information became available and known to you, and explain why you believe it is appropriate to record such amounts in the current period. We may have further comment upon receipt of your response.

Response:

In its Form 10-Q for the third quarter of 2007, Mattel reported product recall related charges and costs totaling approximately $40 million, which consisted of the following:

•

Approximately $17 million of recall related incremental period expenses incurred during the third quarter of 2007. These costs primarily related to legal services, recall advertisements, and recall administration and were not liabilities of Mattel

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November 20, 2007

as of June 30, 2007. Such amounts were charged to expense during the third quarter of 2007 as services and goods, as applicable, were provided to Mattel.

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For recalls that Mattel determined were probable as of August 3, 2007 (the date Mattel filed its Form 10-Q for the second quarter of 2007), a $13.3 million increase to the estimated losses previously reported in its second quarter Form 10-Q based on triggering events and information that became available and known to Mattel subsequent to August 3, 2007 and through October 26, 2007 (the date Mattel filed its Form 10-Q for the third quarter of 2007).

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For recalls that Mattel determined were probable subsequent to August 3, 2007, $9.1 million for estimated recall related probable losses based on triggering events and information that became available and known to Mattel subsequent to August 3, 2007 and through October 26, 2007.

In preparing its Form 10-Q filings for the second and third quarters of 2007, Mattel considered all information available and known to it as of the dates of those filings in assessing recall related contingent losses in accordance with SFAS No. 5 and AICPA Professional Standards, AU section 560, Subsequent Events.

Recall Estimates Reported in Form 10-Q for Second Quarter of 2007

In its Form 10-Q for the second quarter of 2007, Mattel recorded reserves of $28.8 million related to recalls of products produced using non-approved paint containing lead in excess of applicable regulatory and Mattel standards and other products with high powered magnets that may become dislodged. More specifically, in preparing its second quarter Form 10-Q, Mattel considered all recalls it determined to be probable as of its August 3, 2007 Form 10-Q filing date, which consisted of recalls announced on August 2, 2007 (paint related recall of Fisher-Price® licensed products – Sesame Street™, Dora the Explorer™, and other children’s toys) and all recalls announced on August 14, 2007 (magnet related recalls of various Polly Pocket!™ dolls and accessories, Doggie Day Care™ play sets, and Batman™ and One Piece™ magnetic action figure sets, and Barbie® and Tanner™ play sets, and paint related recall of “Sarge” die cast toy cars). As of August 3, 2007, no information was available and known to Mattel that would indicate any additional recall was probable.

In determining the June 30, 2007 reserve amounts, Mattel’s considerations included (i) the level of affected inventory on hand, (ii) Mattel’s past sales of the affected products, and the estimated portion that had been sold to end consumers and the estimated portion held by retailers, (iii) estimated return rates, (iv) estimated shipping and handling costs for returns, (v) the way in which affected products held by consumers would be remediated (e.g., through redeemable vouchers, or a repair kit being provided), (vi) expectations of which returned inventory items could be remediated and re-sold and whether such future costs would cause the inventory cost to be higher than estimated selling prices less the costs to sell, and (vii) estimated

Securities and Exchange Commission

November 20, 2007

costs of meeting regulatory requirements in various countries (e.g., public notification).

Changes to Recall Estimates Reported in Form 10-Q for Second Quarter of 2007

In preparing its Form 10-Q for the third quarter of 2007, Mattel considered all information available and known to it as of its October 26, 2007 Form 10-Q filing date, including re-evaluating the assumptions and other information it had used to establish its June 30, 2007 reserves. Based on information that had not been available and known to Mattel at the time it filed its second quarter of 2007 Form 10-Q, Mattel increased its second quarter of 2007 estimated probable losses by $13.3 million during the third quarter of 2007. The new information that gave rise to the additional charges primarily related to the following:

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A larger portion than expected of the affected inventory was held by retailers (versus sold through to consumers), most notably in international markets. Mattel’s return rate for affected inventory was higher than expected due to the fact that retailers typically return close to 100 percent of their inventory on hand. Mattel’s visibility to retail sell through information is generally limited to its larger customers, which in the U.S. comprises a majority of Mattel’s sales volume. However, in international markets, Mattel’s customer base is comprised of a significantly larger number of smaller customers, and therefore its visibility to retailer inventory levels is much more limited. For purposes of preparing its Form 10-Q for the second quarter of 2007, Mattel estimated customer sell through (and retailer returns) based on the timing of the relevant product sales to retailers, certain sell through information that was available, and past experience.

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Consumer returns have been higher than Mattel’s initial estimates, which were primarily based on historical experience, particularly in international markets. This level of consumer response is unprecedented for Mattel, and is believed to be largely driven by the intense and long lasting worldwide media and political attention centered on these recalls, which has created a higher level of public sensitivity than any other recall in Mattel’s past experience. Because the first above-described recall occurred on August 2, 2007, information to indicate that this level of sustained worldwide attention and consumer response would result was not available and known to Mattel as of its August 3, 2007 Form 10-Q filing date. Moreover, the unanticipated level of media and political focus continued and intensified when Mattel announced additional recalls on August 14, September 4, and October 25, 2007, and the September and October recalls, which are described further below, were not known by Mattel to be probable as of August 3, 2007.

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Mattel has determined that it will not be able to cost effectively remediate and re-sell certain returned products previously expected to be re-saleable. Mattel has past experience with remediating recalled products where possible and

Securities and Exchange Commission

November 20, 2007

economically feasible. However, those experiences have generally been with smaller recalls. As Mattel received actual returns from retailers subsequent to August 3, 2007, the volume, mix, and the condition of the product returns has made it more difficult than expected to isolate, categorize, and remediate re-saleable products. Additionally, the publicity and public sentiment surrounding these recalls also affected our assessment of the realizable value for remediated products. As of August 3, 2007, Mattel had not made this determination and the information necessary to do so was not available and known to Mattel.

Charges for Additional Recalls in Form 10-Q for Third Quarter of 2007

In addition to the August 2 and August 14, 2007 recalls discussed above, additional recalls were subsequently announced for Mattel products on September 4, 2007 (paint related recall of various Barbie® accessory toys, Big Big World Bongo Band toys, and GeoTrax™ Locomotive toys), October 25, 2007 (paint related recall of Go-Diego-Go™ Submarine toys), and November 6, 2007 (Fisher-Price® Laugh and Learn™ Kitchen toys recalled for possible choking hazard). The triggering events for Mattel’s determination that each of these additional recalls was probable and estimated losses should be recognized in Mattel’s financial statements occurred after Mattel filed its second quarter of 2007 Form 10-Q on August 3, 2007 as follows:

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In early August 2007 and in light of the August 2 and August 14, 2007 paint related recalls, Mattel implemented an expanded testing program to ensure that all painted finished goods (at third-party contract manufacturers as well as facilities operated by Mattel) were systematically tested prior to being shipped to customers. After Mattel’s second quarter Form 10-Q filing on August 3, 2007, the expanded testing program identified additional products that contained impermissible levels of lead, which were reported to the United States Consumer Product Safety Commission (the “CPSC”) and recalled on September 4 and October 25, 2007. The above-described testing results, received after August 3, 2007, were the triggering events for determining that these recalls were probable and that estimated losses should be recognized.

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With respect to the November 6, 2007 recall of Fisher-Price® Laugh and Learn™ Kitchen toys, the triggering events for Mattel’s determination that this recall was probable and estimated losses should be recognized were a report from a consumer received in October 2007 and a determination made by Mattel to notify the CPSC of Mattel’s intent to recall this product. Because these triggering events occurred after Mattel filed its second quarter Form 10-Q on August 3, 2007, losses associated with this recall were not included in that Form 10-Q.

Securities and Exchange Commission

November 20, 2007

Based on the above, estimated losses associated with these recalls were not included in Mattel’s second quarter of 2007 Form 10-Q. Each of these recalls was, however, considered by Mattel in the preparation of its third quarter of 2007 Form 10-Q. In preparing its Form 10-Q for the third quarter of 2007, Mattel considered all information available and known to it in assessing recall related probable losses as of its October 26, 2007 Form 10-Q filing date.

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In connection with our response to your comments on our filings, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with Rule 101(a)(3) of Regulation S-T, we have also submitted this letter in electronic form, under the label “corresp.” Please acknowledge receipt of this letter by date-stamping the enclosed receipt copy and returning it in the enclosed return envelope. Please feel free to call the undersigned at (310) 252-3611 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Kevin M. Farr
Kevin M. Farr
Chief Financial Officer

cc:	Robert A. Eckert, Chairman and Chief Executive Officer

Robert Normile, Senior Vice President, General Counsel and Secretary